Exhibit 99.48

NOTICE DECLARING INTENTION

TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

January 14, 2021

TO:	British Columbia Securities Commission, as notice regulator

Digihost Technology Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

DIGIHOST TECHNOLOGY INC.

By:	(signed) “Michel Amar”
Michel Amar
Chief Executive Officer